                                                                      EXHIBIT 12

                    RALSTON PURINA COMPANY AND SUBSIDIARIES
                  STATEMENT AND COMPUTATION SHOWING THE RATIO
                          OF EARNINGS TO FIXED CHARGES
                             (dollars in millions)

                                  Six Months
                                    Ended       -----------------------------------------------
                                   March 31                 Year Ended September 30
                                  -------------------------------------------------------------
                                     1997        1996      1995     1994(a)     1993      1992
                                    ------      ------    ------    -------    ------    ------
Earnings Before
  Extraordinary Item and
  Cumulative Effect of
  Accounting Changes                $214.1      $361.7    $300.1    $218.4     $341.3    $320.7

Income Taxes                         117.2       212.2     215.0     203.3      239.1     221.4
                                    ------      ------    ------    ------     ------    ------
                                     331.3       573.9     515.1     421.7      580.4     542.1
Equity Company Adjustments:
  Equity earnings, net of taxes      (14.6)      (11.6)     (0.9)

  Dividends received, net
    of taxes                           4.2         7.9
                                    ------      ------    ------    ------     ------    ------
                                     320.9       570.2     514.2     421.7      580.4     542.1
                                    ------      ------    ------    ------     ------    ------
Fixed Charges:
  Preferred stock
    dividend, pre-tax                 10.7        22.7      30.9      33.8       34.4      34.4

  Interest incurred                   92.1       196.2     202.2     223.0      241.3     246.9

  Rentals                              7.5        16.2      22.6      24.1       23.3      23.4
                                    ------      ------    ------    ------     ------    ------
  Total fixed charges                110.3       235.1     255.7     280.9      299.0     304.7
                                    ------      ------    ------    ------     ------    ------
  Less capitalized
    interest and preferred
    stock dividend                   (15.8)      (28.6)    (33.3)    (36.4)     (37.6)    (38.4)
                                    ------      ------    ------    ------     ------    ------
Earnings Before Income
  Taxes, Equity Earnings,
  Extraordinary Item,
  Cumulative Effect of
  Accounting Changes and
  Fixed Charges                     $415.4      $776.7    $736.6    $666.2     $841.8    $808.4
                                    ======      ======    ======    ======     ======    ======

Ratio of Earnings to
  Fixed Charges (b)                    3.8         3.3       2.9       2.4        2.8       2.7
                                    ======      ======    ======    ======     ======    ======

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(a)  Excluding provisions for restructuring of the Company's battery and bakery operations in the year ended September 30, 1994, earnings before income taxes, extraordinary item and fixed charges were $766.1 and the ratio of earnings to fixed charges was 2.7.

(b) For the purpose of this ratio, "Earnings" consists of earnings before income taxes, equity earnings, extraordinary items (1992, 1993, 1994, 1995 and 1996), cumulative effect of accounting changes (1993) and "fixed charges". "Fixed charges" consist of preferred stock dividends, interest and amortization of debt discount and expense on all indebtedness, and a portion of net rental expense representative of the interest factor.